Mail Stop 3561

August 11, 2006

Mr. Michael F. Johnston
Chief Executive Officer
Visteon Corporation
One Village Center Drive
Van Buren Township, MI 48111

Re: **Visteon Corporation**
        File No 001-15827
        Form 10-K: For the Year Ended December 31, 2005

Dear Mr. Johnston:

        We have reviewed the above referenced filing and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We may also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

        Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the Year Ended December 31, 2005

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations, page 60

1. We note from the business section of your Form 10-K that on October 1, 2005, you sold all of the capital stock of the parent company of Automotive Components Holdings, LLC ("ACH") to Ford. In connection with this transaction, it appears that you disposed of 23 of your North American facilities, as well as, certain other related assets and liabilities. Based upon our review of the summary quarterly financial data contained in Note 19 to your financial

statements, and our review of your Form 10-Q for the period ended March 31, 2006, it appears that the disposal of the 23 North American facilities has resulted in a significant decline in i) the amount of revenues that you have recognized and ii) the amount of expenses that you have incurred, in periods subsequent to the ACH transaction. Thus, it appears that the operations and cash flows of the disposed facilities have been eliminated from your ongoing operations. As it appears that ACH (i.e. the group of transferred facilities) would have qualified as a component of your company prior to disposal, and that the operations and cash flows associated with ACH have been substantially eliminated upon sale of the business, please tell us why i) the "gain on ACH Transactions" and ii) the operations of ACH prior to its sale were not classified as discontinued operations in your statement of operations. If you believe that the contracts that you entered into in connection with the sale of ACH (e.g. the employee lease agreements, master services agreement, or purchase and supply agreements) will result in the recognition of significant continuing cash flows associated with ACH or result in significant continuing involvement with ACH, please tell us the basis of your conclusion. We note that significant continuing involvement should result in your ability to influence the operating and/or the financial policies of ACH. Please refer to paragraphs 41 though 43 of SFAS No. 144, and the related guidance provided in EITF 03-13.

Notes to Consolidated Financial Statements

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Revenue Recognition, page 71

2. We note your disclosure that significant retroactive price adjustments are recognized in the period when such amounts become probable. Please explain to us the nature of such price adjustments and tell us the frequency and amounts of such adjustments that you have recorded in the past. In addition, explain to us the reason your accounting for these adjustments is appropriate. As part of your explanation, address the reason why you do not provide an estimate of the amount of adjustments to be granted at the time revenue is initially recognized, and record it net of this provision. If you cannot provide a reasonable and reliable estimate, explain the reason why your inability to provide an estimate does not preclude you from recognizing revenue.

Note 9. Debt

Five year revolving credit facility and term loan, page 86

3. We note your disclosure that your credit agreements limit the amount of cash dividend payments that you can make. Please expand your disclosure in future filings to discuss the pertinent details of the restrictions on your ability to pay cash

dividends. In addition, please disclose the amount of retained earnings and/or net income that is restricted or free of restrictions. Refer to the requirements of Rule 4-08(e) of regulation S-X.

Interest rate swaps, page 87

4. We note that you have entered into fixed-for-variable interest rate swap agreements that have been formally designated as fair value hedges. You state that the effects of marking these contracts to market have been recorded in your consolidated balance sheets as direct adjustments to the carrying value of the underlying debt, and that such adjustments do not affect the results of operations unless the contracts are terminated. As it appears that you have used the short-cut method to account for your swap agreements, please confirm that your swap agreements meet all of the conditions prescribed in paragraph 68 of SFAS No. 133.

Note 10. Employee Retirement Benefits

Visteon Sponsored Plans

Employee Retirement Plans, page 88

5. We note that in December of 2005, you approved changes to your U.S. Salaried pension plans, which will eliminate service accruals as of June 30, 2006, as well as, early retirement supplements for participants who retire after July 1, 2006. Please tell us whether the changes to your U.S. Salaried pension plans qualify as a curtailment in accordance with paragraph 6(b) of SFAS No. 88, and the basis for your conclusion. If the changes to the pension plans qualify as a curtailment, tell us whether the curtailment is expected to result in a gain or loss, how such gain or loss was computed, and how your accounting treatment complies with paragraphs 12 through 14 of SFAS No. 88.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in its filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeffrey Sears at 202-551-3302 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Branch Chief

Via facsimile: James F. Palmer, CFO